Exhibit (a)(16)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

VENKATESWARA KANAKAMEDALA,
Individually and on behalf of all others similarly situated,

Plaintiff,

v.	C.A. No.

R. BLAKE YOUNG, ALEC G. DREYER,
NORA MEAD BROWNELL, RUDOLF J.
HOEFLING, A. LAURENCE JONES,
DAVID R. KUZMA, JOHN T. MCCARTER,
JAMES J. MOORE, JR., JOSEPH M.
O’DONNELL, JOHN S. REGO,
COMVERGE, INC., PEAK HOLDING
CORP., and PEAK MERGER CORP.,

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Venkateswara Kanakamedala (“Plaintiff”), by and through his attorneys, alleges upon personal knowledge as to himself, and upon information and belief based upon, among other things, the investigation of counsel as to all other allegations herein, as follows:

SUMMARY OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of holders of the common stock of Comverge, Inc. (“Comverge” or “Company”) to enjoin the acquisition of the publicly owned shares of Comverge common stock by Peak Holding Corp. (“Peak”) and Peak Merger Corp. (“Merger Sub”) as detailed herein (“Proposed Transaction”).

2. On March 26, 2012, Comverge announced that it had entered into a definitive merger agreement under which Peak will acquire the stock of Comverge for approximately $49 million in cash (“Merger Agreement”). Under the terms of the transaction, Comverge shareholders will receive $1.75 in cash for each share of Comverge common stock held.

3. In facilitating the acquisition of Comverge by Peak for inadequate consideration and through a flawed process, each of the Defendants (defined below) breached and/or aided the other Defendants’ breaches of their fiduciary duties.

4. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ (as defined herein) violations of their fiduciary duties and from Peak.

PARTIES

5. Plaintiff is, and at all relevant times was, a continuous stockholder of Defendant Comverge.

6. Defendant Comverge is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located at 5390 Triangle Parkway, Suite 300, Norcross, Georgia 30092.

7. Defendant R. Blake Young (“Young”) has served as President and Chief Executive Officer (“CEO”) of the Company since February 2010 and as a director of the Company since August 2006.

8. Defendant Alec G. Dreyer (“Dreyer”) has served as Chairman of the Board of the Company since June 22, 2009.

9. Defendant Nora Mead Brownell (“Brownell”) has served as a director of the Company since December 2006.

10. Defendant Rudolf J. Hoefling (“Hoefling”) has served as a director of the Company since February 27, 2012.

11. Defendant A. Laurence Jones (“Jones”) has served as a director of the Company since October 2009.

12. Defendant David R. Kuzma (“Kuzma”) has served as a director of the Company since February 27, 2012.

13. Defendant John T. McCarter (“McCarter”) has served as a director of the Company since October 2010.

14. Defendant James J. Moore, Jr. (“Moore”) has served as a director of the Company since February 27, 2012.

15. Defendant Joseph M. O’Donnell (“O’Donnell”) has served as a director of the Company since October 2009.

16. Defendant John S. Rego (“Rego”) has served as a director of the Company since October 2010.

17. Defendants Young, Dreyer, Brownell, Hoefling, Jones, Kuzma, McCarter, Moore, O’Donnell, and Rego are collectively referred to herein as the “Board” or the “Individual Defendants.”

18. Defendant Peak is a Delaware corporation. Peak is an affiliate of H.I.G. Capital, LLC, which is a global private equity investment firm with more than $8.5 billion of equity capital under management. H.I.G. invests in management-led buyouts and recapitalizations of profitable and well managed manufacturing or service businesses.

19. Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Peak formed solely for the purpose of consummating the Proposed Transaction.

20. Collectively, Comverge, the Individual Defendants, Peak, and Merger Sub are referred to herein as the “Defendants.”

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 on behalf of all holders of Comverge common stock who are being and will be harmed by Defendants’ actions described below (“Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

22. This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. As of March 9, 2012, there were 27,552,580 shares of Comverge common stock issued and outstanding. The actual number of public shareholders of Comverge will be ascertained through discovery.

b. There are questions of law and fact that are common to the Class, including:

i)	whether the Individual Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii)	whether the Individual Defendants have breached their fiduciary duty to obtain the best price available for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction; and

iii)	whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

c. Plaintiff is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

d. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

f. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FURTHER SUBSTANTIVE ALLEGATIONS

A.	Background

23. Comverge provides intelligent energy management (IEM) solutions for utilities, commercial and industrial customers, and residential consumers. The Company operates in two segments, Residential Business and Commercial and Industrial Business. The Residential Business segment offers IEM solutions for residential and small commercial end-use participants. Its solutions include IntelliSOURCE software that provides demand management functionality enabling control of various end-use devices and systems, integration into the utility customer’s back office operational systems, and inter-operability with advanced metering infrastructure, as well as offers a two-way real-time communication link to residential customers; a suite of intelligent hardware comprising one-way load control switches, smart thermostats, and in-home displays; and services, including installation, marketing, and program management. This segment also offers virtual peaking capacity (VPC) program that provides verifiable kilowatts of capacity by owning and operating the IEM network; and turnkey programs for utilities to the IEM network, and provides services and solutions. The Commercial and Industrial Business segment provides IEM solutions to utilities and independent system operators that manage programs or energy markets for large commercial and industrial consumers. This segment delivers its solutions through the management of megawatts for commercial and industrial consumers in VPC and open market programs, as well as through the completion of energy efficiency projects. It also offers energy efficiency program that provides permanent base load reduction through equipment upgrades, energy auditing and consulting, building automation, lighting retrofits, and other measures to reduce commercial and industrial consumers total energy consumption. The Company was founded in 1974 and is headquartered in Norcross, Georgia.

B.	The Proposed Transaction

24. On March 26, 2012, Peak issued a press release announcing the Proposed Transaction:

NORCROSS, Ga., (GLOBE NEWSWIRE) - Comverge, Inc. (Nasdaq:COMV) (the “Company”), the leading provider of Intelligent Energy Management solutions for Residential and Commercial & Industrial (C&I) customers, today announced that it has entered into an agreement to be acquired by Peak Merger Corp., an affiliate of H.I.G. Capital, LLC, a leading global private investment firm, for $1.75 per share in cash, or approximately $49 million in equity value.

The offer price represents a premium of approximately 18 percent over Comverge’s average closing price of $1.48 over the last 30 days. The H.I.G. Capital offer is not subject to a financing condition. Affiliates of H.I.G. Capital will provide debt financing to Comverge in the amount of $12.0 million, which is not contingent on the closing of the acquisition by H.I.G. Capital.

Acting upon the unanimous recommendation of the Strategy Committee of the Board, which is comprised entirely of independent directors, the Comverge Board of Directors has approved the definitive agreement.

“Today’s announcement is the culmination of an extensive review of financing and strategic alternatives available to Comverge,” said Alec Dreyer, Comverge’s Chairman of the Board of Directors. “We are pleased to have found a solution to the Company’s immediate need for capital to fund ongoing operations that not only preserves value for stockholders but also provides immediate cash value to stockholders. The transaction addresses the risks associated with the Company’s liquidity position, provides for our financial viability going forward and allows Comverge to continue to execute on its business plan with the financial backing of H.I.G. Capital. Our Board of Directors is pleased with the outcome of this review process and believes that the transaction with H.I.G. Capital is in the best interests of our stockholders.”

“We are excited to have reached this agreement that will best position Comverge for long-term success, while at the same time providing a return to shareholders and an immediate cash infusion to the Company,” said Brian Schwartz, Executive Managing Director, H.I.G. Capital. “We have been impressed with the level of innovation, solutions, customer base, and the market outlook for demand response. Under H.I.G. Capital’s ownership, Comverge will have the necessary capital to focus its efforts on enhancing and broadening its solutions portfolio, which will ultimately enhance the Company’s long-term growth prospects. We look forward to finalizing this transaction and working closely with the Company over the coming months to promote Comverge’s continued success.”

C.	The Unfair Price

25. As discussed herein, the $1.75 per share in cash for each share of Comverge common stock held offered in the Proposed Transaction is inadequate. According to Bloomberg, the EBIT, EBITDA, Revenue, and Net Income multiples for the Proposed Transaction are lower than the median multiples for comparable transactions. Further, according to Yahoo! Finance, at least one analyst has set a high target price of $8.65 a share. Comverge, if properly exposed to the market for corporate control, would bring a price materially in excess of the amount offered in the Proposed Transaction.

26. In Comverge’s 2011 fourth quarter financial results, released March 15, 2012, President and CEO Young touted the Company’s strong performance in 2011 and emphasized that it was poised for growth, stating:

We had a strong finish to 2011, highlighted by our first international win with Eskom, the largest utility in Africa, continued adoption of our IntelliSOURCE platform, and growth across both our residential and commercial and industrial businesses. . . With our recent new client wins, strong backlog, and improved cost structure, we believe that upon resolution of our capital needs, the company is well-positioned for growth and continued success in the energy management space.

The Company also reported the following:

•	Generated $0.8 million of adjusted EBITDA for full year 2011

•	2011 annual revenue growth of 14 percent

•	Removed $4.1 million of expense from the business

•	Added more than 800 new megawatts (MW) under management

•	Secured first international contract with Eskom, the largest electricity provider in Africa

•	Increased adoption of IntelliSOURCE, with 22 utilities now using Comverge’s new enterprise software platform

27. The financial community also noted that Comverge was a strong stock that was set to grow. For example, an article published on The Street on February 9, 2012 named Comverge as one of “5 Stocks Under $10 Set to Soar.”

28. Additionally, in an article published on Seeking Alpha that same day, Evans Capital commented positively on the Company’s fiscal year and fourth quarter results, stating:

Comverge’s stock price is up 30% year to date. And institutional ownership has increased. Due to the growing market of the smart grid, I believe Comverge is set to surge into profitability and generate strong earnings growth for years to come. Every weak moment in the stock price is, in my opinion, a great entry point.

29. Further, on March 19, 2012, in an article on Street Insider, Sean K.F. Hannan, an analyst at Needham & Company, stressed that Comverge was a “buy” opportunity stating:

We believe COMV has made solid traction with its cost reduction efforts, and the next 2 years should also deliver solid double-digit top-line growth. Further positives should come through leverage on a more manageable cost structure (in addition to likelihood of further cost controls) that looks poised to drive solid EBITDA (with healthy opportunity for upside, in our view).

30. It is readily apparent, taking into consideration the Company’s strong recent financial performance, the statements of its CEO and the widespread belief of the financial community that Comverge was on the trajectory of expeditious growth. If the Board members were to properly shop the Company, they would most certainly get a price in excess of $1.75 per share.

D.	The Preclusive Deal Protection Devices

31. Despite the unfair price, the Merger Agreement has a number of provisions that makes it more difficult for another buyer to purchase the Company.

32. Specifically, if the Company terminates the Proposed Transaction because of a superior or alternative proposal, Section 9.4 of the Merger Agreement states that Company must pay Peak $1,930,310.

33. Additionally, Section 7.5(b) of the Merger Agreement prohibits the Company and its agents from soliciting additional bids for the Company following a “go-shop” period.

34. Section 7.5(b) of the Merger Agreement also provides that the Board of Comverge may only respond to an unsolicited takeover bid if failing to enter into discussions with a potential acquirer would be inconsistent with the directors’ fiduciary duties.

35. The Merger Agreement also grants Merger Sub an irrevocable Top-Up Option to purchase newly issued shares of Company common stock (“Top-Up Shares”) so that it can reach the requisite number of shares to begin a short-form merger. Once Merger Sub acquires at least 90% of the outstanding shares of the Company’s common stock, including through exercise of the Top-Up Option, Merger Sub will complete the merger through a short-form merger.

36. The Top-Up Option is designed to allow Merger Sub to acquire the shares of non-tending stockholders without a long-form merger that requires notice, disclosure, and stockholder vote. After the close of the Tender Offer, Merger Sub will be the Company’s majority stockholder. In a long-form merger, shareholders would be owed a fiduciary duty, including disclosure obligations, and the merger would be subject to the entire fairness standard. The Proposed Transaction is structured to attempt to avoid application of the entire fairness standard to the two-step merger. The structure is an inequitable manipulation of the corporate machinery to eliminate the rights of minority stockholders, including their rights to notice, disclosure, a vote and procedural fairness in a cash-out merger.

FIRST CAUSE OF ACTION

(Against the Individual Defendants for Breach of Fiduciary Duties)

37. Plaintiff repeats and realleges each allegation set forth herein.

38. The Individual Defendants have violated fiduciary duties owed to public shareholders of Comverge.

39. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have failed to obtain for Comverge’s public shareholders the highest value available for Comverge in the marketplace.

40. As demonstrated by the allegations above, the Individual Defendants breached their fiduciary duties owed to the shareholders of Comverge because they failed to take steps to maximize the value of Comverge to its public shareholders in a change of control transaction.

41. As a result of the actions of defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their equity interest in Comverge. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

42. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury, which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

(Against Peak and Merger Sub for Aiding and Abetting the

Individual Defendants’ Breaches of Fiduciary Duty

43. Plaintiff repeats and realleges each allegation set forth herein.

44. Peak and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Comverge’s public shareholders, and have participated in such breaches of fiduciary duties.

45. Peak and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Peak and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

46. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best available terms for shareholders;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorney’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: April 4, 2012		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
919 North Market Street, Suite 980
Wilmington, DE 19801
(302) 295-5310

Attorneys for Plaintiff
OF COUNSEL:

BROWER PIVEN
A Professional Corporation
David A.P. Brower
Brian C. Kerr
488 Madison Avenue, 8th Floor
New York, NY 10022
(212) 501-9000